Exhibit 99.1

Enthusiast Gaming Launches Marketed

Public Offering of Common Shares in the United States and Canada

TORONTO, June 9, 2021 – Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX) (TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, today announced the launch of a proposed marketed public offering of common shares (“Common Shares”) in the United States and Canada. A total of 8,000,000 Common Shares will be offered by the Company (the “Offering”).

The Company intends to use the net proceeds of the Offering primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes.

As part of the Offering, certain directors and senior officers of the Company, as well as the Company’s significant shareholder, Blue Ant Media Inc. (“Blue Ant”), will enter into 90-day lock-up agreements.

The Offering will be conducted through a syndicate of underwriters co-led by RBC Capital Markets and Canaccord Genuity as joint lead bookrunning managers (the “Lead Underwriters”), with B. Riley Securities acting as joint bookrunner and certain other underwriters to be added to the syndicate (collectively with the Lead Underwriters, the “Underwriters”). The Offering will be priced in the context of the market. The issue price per share and size of the Offering will be confirmed at a later date commensurate with the Company entering into an underwriting agreement with the Underwriters and Blue Ant in respect of the Offering (the “Underwriting Agreement”) and reflected in a final prospectus supplement (the “Prospectus Supplement”).

Enthusiast Gaming and Blue Ant will also grant the Underwriters an option (the “Over-Allotment Option”) to purchase an additional 1,200,000 Common Shares (the “Option Shares”) representing in the aggregate up to 15% of the number of Common Shares to be sold pursuant to the Offering, solely to cover the Underwriters' over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option will be exercisable by the Underwriters for a period of 30 days following the closing of the Offering. In the event the Over-Allotment Option is exercised, the Company, the Underwriters and Blue Ant have agreed that, at the option of Blue Ant (the “Tag-Along Option”), up to 50% of the Option Shares may be comprised of Common Shares to be sold by Blue Ant, with the remaining Option Shares to be comprised of Common Shares to be issued and sold by the Company (“ Treasury Shares”). If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Treasury Shares. Enthusiast Gaming will not receive any of the proceeds of any sale of Common Shares by Blue Ant. Blue Ant will not otherwise participate in the Offering.

In connection with the Offering, the Company will file a preliminary prospectus supplement (the “Preliminary Supplement”) dated June 9, 2021 to its final short form base shelf prospectus dated May 6, 2021 (the “Shelf Prospectus”) with the securities commissions or similar regulatory authorities in each of the provinces of Canada, except Quebec (the “Canadian Jurisdictions”). The Preliminary Supplement will be filed with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) in accordance with the multi-jurisdictional disclosure system (MJDS) established between Canada and the United States.

The issuance of the Common Shares pursuant to the Offering is subject to market and other conditions, and to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the Nasdaq Stock Market. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering will be made in Canada only by means of the Shelf Prospectus and the Prospectus Supplement and in the United States only by means of the Prospectus Supplement and the Registration Statement. Such documents contain important information about the Offering. A copy of the Preliminary Supplement, the Prospectus Supplement and the Shelf Prospectus will be available on SEDAR at www.sedar.com and a copy of the Preliminary Supplement, the Prospectus Supplement and the Registration Statement will be available on EDGAR at www.sec.gov. Copies of the Preliminary Supplement, Prospectus Supplement, the Shelf Prospectus and the Registration Statement, when available, may also be obtained from the Company, by contacting RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.

Prospective investors should read the Shelf Prospectus, Preliminary Supplement, Prospectus Supplement, the Registration Statement and the documents incorporated by reference therein for more complete information about the Company and this Offering before making an investment decision.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

A Preliminary Supplement containing important information relating to these securities will be filed with securities commissions or similar authorities in certain jurisdictions of Canada and with the U.S. Securities and Exchange Commission as part of the Company’s Registration Statement. The Preliminary Supplement will be subject to completion or amendment. Copies of the Preliminary Supplement will be made available from the sources indicated above. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

Enthusiast Gaming was represented by Norton Rose Fulbright Canada LLP in Canada and Norton Rose Fulbright US LLP in the United States. The Underwriters were represented by Stikeman Elliott LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provide s a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as plans , expects , is expected , budget , scheduled , estimates , forecasts , intends , anticipates , or believes or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results may , could , would , might or will (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the Preliminary Supplement and Prospectus Supplement and corresponding Registration Statement; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286